EXHIBIT (a)(1)(D)

                            [VASCULAR SOLUTIONS LOGO]


August __, 2002

Dear Employee:

         I am writing to confirm the results of Vascular Solution Inc.'s recent offer to exchange certain outstanding stock options granted under the Vascular Solutions Inc. Stock Option and Stock Award Plan (the "Stock Option Plan") for new options to be granted under the Stock Option Plan and new option agreements between you and Vascular Solutions on or about February 18, 2003 (the "offer"). The offer expired as scheduled at 12:00 midnight, Minnesota time, on August 14, 2002. Promptly following the expiration of the offer and pursuant to the terms and subject to the conditions of the offer, we cancelled the following options that you tendered for exchange:

         Grant         Exercise        Cancelled               Vesting
         Date          Price         Option Shares         Commencement Date
         ----          -----         -------------         -----------------


         Under the terms and subject to the conditions of the offer, Vascular Solutions expects to grant you the following new option(s) under the Stock Option Plan on or about February 18, 2003, subject to a new option agreement or agreements to be executed by you and Vascular Solutions:

                  New                     Vesting
                  Option Shares           Commencement Date
                  -------------           -----------------


         The new option(s) will have substantially the same terms as your tendered options, except:

         - EXERCISE PRICE. The per-share exercise price of each new option will equal the closing price of our common stock on the date we grant the new option, as reported that day by the Nasdaq National Market. THIS PRICE MAY BE HIGHER, LOWER OR THE SAME AS THE EXERCISE PRICE OF THE OPTION(S) YOU TENDER FOR EXCHANGE OR CANCELLATION.

         - VESTING. Each new option will have the same vesting terms as, and will vest from the vesting start date of, the Tendered Option that it replaces. Each new option will be credited with the service rendered from the vesting start date of the Tendered Option to the grant date of the new option. This means that some portion of the new options we grant may be vested and immediately exercisable.

         - TERM. The term of each new option, which is the same as the term of the Tendered Options, is 10 years from the date of grant. Note that since each new option will be granted at a later date than the Tendered Option that it replaces, each new option's term will expire on a later date than the relevant Tendered Option would have expired.

         - FORM OF OPTION. Many outstanding options were issued as incentive stock options. We will issue all new options as incentive stock options. Please refer to Section 13 of the Offer to Exchange for a discussion of the material federal income tax consequences of participation in the offer.

         In order to qualify to receive your new option(s), you must be an employee of Vascular Solutions or one of its subsidiaries from the date you tendered your options through the date Vascular Solutions grants your new option(s). If for any reason you do not remain an employee of Vascular Solutions during that period of time, you will not receive your new option(s) or any other consideration in exchange for the options that you tendered for cancellation.

         If you have any questions about your rights in connection with the offer, please call James Hennen, Director of Finance and Controller, or me at 763-656-4300.

                                                 Sincerely,


                                                 Howard Root
                                                 Chief Executive Officer